Exhibit 29

March 5, 2018

Special Committee of the Board of Directors

Nordstrom, Inc.

1617 Sixth Avenue

Seattle, Washington

Ladies and Gentlemen:

As publicly disclosed, certain members of the Nordstrom family (the “Family” or “we”), representing approximately 31.3% of the outstanding shares of the common stock of Nordstrom, Inc. (“Nordstrom” or the “Company”) have been exploring the possibility, in light of the changing dynamics in the retail marketplace, of making a proposal to acquire Nordstrom in a going private transaction. In that connection, the Special Committee approved the formation by the Family of a group to pursue such exploration.

With the approach of the 2017 year-end, due to the difficulty of obtaining debt financing in light of uncertain holiday sales and severe operating pressures in the retail sector generally, the Family suspended active exploration of the possibility of proposing a transaction. The management members of the Family Group instead decided, after discussions with the Special Committee, to maintain their focus on the execution of the Company’s business plan for the balance of the year. However, following inquiry by the Special Committee, we indicated that we intended to continue our efforts to explore the possibility of making a proposal after such time.

As we trust you are aware, through a transparent and collaborative process between the Family Group and the Special Committee, involving the participation of your financial advisors in key meetings, much progress has been made during our renewed efforts towards being in position to make a proposal with committed financing in an accelerated but requisite timeline.

In such regard, the members of the Family Group have indicated their willingness as part of any proposed transaction to contribute personal shares approximating $2.0 billion in value. The Family has enlisted the support and participation of Leonard Green & Partners, L.P., a leading private equity investment firm with a strategic focus on the consumer/retail sector. The Family Group has been advised that Leonard Green and its affiliated funds, together with certain of its limited partners, would be willing to commit up to $1.5 billion to $2.0 billion in financing in connection with a transaction. In addition, our representatives are in active discussions with several alternate capital providers to potentially complement and provide additional flexibility to our contemplated capital structure.

In late February, the Family Group received competitive proposals from ten major lending institutions indicating the availability of up to approximately $7.5 billion in debt financing under two alternative debt financing approaches that were outlined by our representatives. The Family Group has been advised that pursuing an advisory rating from the major rating agencies at this juncture is critical to obtaining satisfactory debt commitments. In that connection, we have retained a leading global investment bank to facilitate the rating agency process over the next three weeks.

Nonetheless, the Special Committee has requested that we provide an indication, without finalizing the financing, of the price that the Family Group would anticipate being willing to offer as part of any proposal.

While our preference would have been to continue our progress during the next few weeks before providing a proposal, together with customary commitments, we understand and have considered your request very seriously. We are pleased therefore to advise you that, subject to finalizing the commitments from the parties described above, we currently intend to submit a proposal to acquire 100% of the fully diluted common stock of Nordstrom owned by the Company’s unaffiliated shareholders at a purchase price per share of common stock of $50.00.

This purchase price would represent a premium of 24% over the undisturbed share price of $40.48 as of June 7, 2017, immediately prior to our public announcement of the formation of a group to consider a going private transaction. This indication is based on our understanding of the total shares outstanding on a fully-diluted basis as of March 2, 2018.

Our proposal would require that it be approved by the Special Committee and the Board and the two-thirds vote of all shareholders required by Washington state law, including a majority of the outstanding shares of the Company other than shares held by the Family Group. The Family Group would exchange approximately 79% of the shares held by it for shares of the surviving corporation with the balance of our shares, representing approximately 10 million shares, converted into the same merger consideration received by unaffiliated shareholders.

We firmly believe that such a proposal involving a continued controlling interest held by the Family would represent an attractive outcome for Nordstrom, its shareholders, employees, customers, vendors and the communities in which Nordstrom operates. A transaction would ensure that the Company has the flexibility to successfully navigate a challenging retail landscape at a critical time when the public market for retail stocks is highly volatile and increasingly focused on short-term results and risks. At the same time, this proposal would provide shareholders the opportunity to realize a purchase price at a significant premium to what we believe would be the Company’s “unaffected” stock price (in light of the $40.48 price per share immediately prior to our public announcement of the formation of a group to consider a going private transaction), allowing shareholders to avoid these risks inherent in the current changing retail environment.

In pursuing a possible transaction, we reiterate that in the capacity as shareholders of the Company, members of the Family Group are only interested in acquiring the shares of the Company that we do not currently own, and accordingly, we continue to have no interest in a disposition or sale of our holdings in Nordstrom, nor is it our intention, in our capacity as shareholders, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

In accordance with our legal obligations, we will promptly file an amendment to our Schedule 13D, including a copy of this letter.

This letter creates no binding obligation on the part of Nordstrom, the Family Group, Leonard Green or any other person with respect to any transaction unless and until such time as a proposal is made and definitive agreements are entered into between Nordstrom, the Family Group, Leonard Green and such other persons, as applicable.

On Behalf of the Nordstrom Family Group